September 21, 2023
Via EDGAR Submission
Disclosure Review Program
Division of Corporation Finance
United States Securities and Exchange Commissions
Washington, D.C. 20549

Re: Unisys Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 24, 2023
File No. 001-08729
Ladies and Gentlemen:
This letter is submitted in response to the comments contained in the letter dated September 13, 2023, from the Disclosure Review Program of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Debra McCann, Executive Vice President and Chief Financial Officer of Unisys Corporation (the “Company”), regarding the Company’s Definitive Proxy Statement on Schedule 14A filed on March 24, 2023 (the “2023 Proxy”).
The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s September 13, 2023, letter.
Definitive Proxy Statement on Schedule 14A filed March 24, 2023
Pay versus Performance, page 59
1.Please ensure that the graphic under the heading "Description of Relationship Between Company TSR and Peer Group TSR" is correctly labeled to indicate the relevant fiscal years shown in the graphic.
Company Response:
The Company acknowledges the Staff’s comment. The fiscal years labels were inadvertently left off the graphic under the heading “Description of Relationship Between Company TSR and Peer Group TSR” in the 2023 Proxy. The Company confirms that its future proxy disclosures shall correctly label the relevant fiscal years shown in any pay-versus-performance graphics.
2.We note that you have included Non-GAAP Operating Profit as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please include your Company-Selected Measure in the Tabular List provided pursuant to Regulation S-K Item 402(v)(6).
Company Response:
The Company acknowledges the Staff’s comment and confirms that its future proxy disclosures shall include the Company-Selected Measure disclosed pursuant to Regulation S-K Item

402(v)(2)(vi) in the Tabular List of the Most Important Financial Measures provided pursuant to Regulation S-K Item 402(v)(6).
If the Staff has further questions on this letter, please do not hesitate to call me at (215) 274-1816.

Sincerely,

/s/ Debra McCann
Debra McCann
Executive Vice President and Chief Financial Officer
Unisys Corporation